EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

CITY LANGUAGE EXCHANGE INCORPORATED
(a Delaware corporation)

The undersigned, Jonathan White, hereby certifies that:

1. He is the President, Chief Executive Officer and Chief Financial Officer of City Language Exchange Incorporated, a Delaware corporation (the “Corporation”), and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2. This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation’s Board of Directors, in accordance with the applicable provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, and duly adopted by written consent of the holder of a majority of the shares of common stock of the Corporation, in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. The fifth paragraph of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“The amount of the total capital stock the Corporation is authorized to issue is:

Common Stock:	One Hundred Million shares (100,000,000) with a par value of $.0001 per share.

Preferred Stock:	Twenty Million shares (20,000,000) with a par value of $.0001 per share.

The Board of Directors of the Corporation is expressly authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors.”

4. A seventh paragraph is hereby added to the Certificate of Incorporation following the sixth paragraph to read in its entirety as follows:

“A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware is hereafter amended to permit further elimination or limitation of the personal liability of the directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. Any repeal or modification of this Article by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 23rd day of June 2008.

CITY LANGUAGE EXCHANGE INCORPORATED

By:	/s/ Jonathan White
Jonathan White
President, Chief Executive Officer and Chief Financial Officer